Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

August 8, 2014

VIA EDGAR
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:    Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Supplemental Response dated July 17, 2014
File No. 001-33756

Dear Mr. Horowitz:
Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 28, 2014, File No. 001-33756 (the “2013 Form 10-K”).
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2013 Form 10-K is materially accurate and, accordingly, that amendment is not necessary.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Proved Undeveloped Reserves, page 10
1.    Your response to comment 1 in our letter dated July 9, 2014 states that, as result of an extensive review of all of your reserves, your five year development plan was revised and you adjusted the percentage of proved undeveloped reserves (“PUDs”) to be converted each year. Please provide us with a schedule showing the quantity of PUDs that will be converted

Securities and Exchange Commission
August 8, 2013

to proved developed status during each of the next five fiscal years. This scheduled should show your PUDs by year of initial booking for each product (i.e. oil, gas and natural gas liquids).

Response:
We acknowledge the Staff’s comment. The development plan, as of December 31, 2013, for converting our PUDs to proved developed reserves during each of the next five fiscal years is set forth below:

	Year of Initial Booking	Number of PUD Net Wells Drilled	Natural Gas PUD Reserves Converted, Bcf	Oil PUD Reserves Converted, MMBbls	NGL PUD Reserves Converted, MMBbls	Total PUD Reserves Converted, MMBoe	Percent of Total Year End 2013 PUD Reserves

	2009	—	—	0.1	—	0.1	0.3%
	2010	—	—	0.1	—	0.1	0.3%
	2011	1	—	—	—	—	—
	2012	3	6.7	—	0.4	1.5	4.0%
	2013	5	9.5	0.2	0.6	2.4	6.4%
2014		9	16.2	0.4	1.0	4.1	11.0%

	2010	1	—	—	—	—	—
	2011	12	0.2	1.1	—	1.2	3.3%
	2012	8	13.8	0.1	1.4	3.8	10.3%
	2013	26	9.5	1.5	0.7	3.8	10.4%
2015		47	23.5	2.7	2.1	8.8	24.0%

	2011	12	0.3	0.7	—	0.8	2.1%
	2012	16	28.1	0.4	1.8	6.9	18.4%
	2013	15	11.6	0.3	1.0	3.2	8.5%
2016		43	40.0	1.4	2.8	10.9	29.0%

	2012	22	33.0	0.2	2.7	8.4	22.3%
	2013	11	6.2	0.3	0.5	1.8	4.7%
2017		33	39.2	0.5	3.2	10.2	27.0%

	2013	11	12.4	0.2	1.1	3.3	9.0%
2018		11	12.4	0.2	1.1	3.3	9.0%

Total		143	131.3	5.2	10.2	37.3	100.0%

In our response to comment 1 in your letter dated July 9, 2014, we stated that we drilled 5 net wells that were classified as PUD reserves at December 31, 2013 during the first six months of 2014. In accordance with our development plan schedule above, we anticipate drilling the remaining 4 net wells during the second half of 2014.

*****************

Securities and Exchange Commission
August 8, 2013

Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or Stephen W. Grant of Vinson & Elkins at 713-758-3260.

Sincerely,
VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice President and Chief Financial Officer

cc:	Stephen M. Gill, Esq.
James R. Brown, Esq.
Stephen W. Grant, Esq.
Vinson & Elkins L.L.P.
Via e-mail